UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Electro Energy Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

285106100

(CUSIP Number)

Michael Krupp KIT Financial, Inc. 610 Anacapa Street Suite D-11 Santa Barbara, CA 93101 (805) 569-6200	Kenneth Krug, Esq. Ann Lawrence, Esq. Paul, Hastings, Janofsky & Walker LLP 515 South Flower Street, 25th Floor Los Angeles, CA 90071-2228 (213) 683-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KIT Financial, Inc. EIN: 562411416

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	|_|

(b)	|_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power 2,500,000

8.	Shared Voting Power 315,000 [1]

9.	Sole Dispositive Power 2,500,000

10.	Shared Dispositive Power 315,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,815,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

1 Includes 315,000 shares of Common Stock owned by an affiliate of the Reporting Person which may be deemed to be beneficially owned by the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 9.77% [2]

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Electro Energy Inc., a corporation incorporated in Florida (the "Company"). The address of the principal executive office of the Company is 30 Shelter Rock Road, Danbury, Connecticut 06810.

Item 2.	Identity and Background

(a)	This Statement is filed by KIT Financial, Inc. (the "Reporting Person").

(b)	The state of incorporation is Delaware.

(c)	The principal business address is 610 Anacapa Street, Suite D-11, Santa Barbara, CA 93101.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock pursuant to a Common Stock and Warrant Purchase Agreement dated October 25, 2007. The purchase price was $0.30 per share for an aggregate of 2,500,000 shares of Common Stock. The total purchase price was $750,000. The source of funds was working capital of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Person reserves his right to change his plans or intentions and to take any and all actions that he may deem to be in his best interest.

2 Based on 28,811,798 shares of Common Stock outstanding on October 25, 2007, which includes the issuance of 2,500,000 additional shares of Common Stock on October 25, 2007 in connection with the execution of the Purchase Agreement described in Item 6 below.

In connection with the Stock Purchase Agreement, the Company also issued the Reporting Person a warrant to purchase up to 2,500,000 additional shares of Common Stock at an exercise price of $0.30 per share (the "Warrant"). The Warrant shall become exercisable on the date or dates that the Company consummates any issuance of Common Stock or securities exercisable, convertible or exchangeable into Common Stock to any third party in the 24 month period subsequent to October 25, 2007. The number of shares of Common Stock that the Reporting Person may purchase under the Warrant shall be equal to ten percent (10%) of the Common Stock issued and issuable under Common Stock equivalents issued to any such third party. The Warrant shall expire on the date that is 36 months from the first vesting date to occur thereunder. Notwithstanding the foregoing, in no event shall the total number of Common Shares issuable under the Warrant exceed the lesser of (i) that number of shares, which when added to (x) 2.815 million plus (y) any shares issued to Investor pursuant to the provisions of Article IV below, exceeds 9.98% of the total outstanding Common Stock at the time of exercise or (ii) 2.5 million shares.

As of the date of this statement, the Reporting Person, except as set forth in this statement and consistent with the Reporting Person's position with the Company, has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company other than as described in this Item 4 above; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number of shares beneficially owned: 2,815,000. Percentage: 9.77%. The percentage used herein and in the rest of Item 5 are calculated based upon 28,811,798 shares of Common Stock issued and outstanding as of the date of this statement (which includes 2,500,000 shares issued to the Reporting Person).

(b)	1.	Sole power to vote or direct vote: 2,500,000

2.	Shared power to vote or direct vote: 315,000

3.	Sole power to dispose or direct the disposition: 2,500,000

4.	Shared power to dispose or direct the disposition: 315,000

(c)	During the sixty-day period preceding the filing of this Schedule 13D, the Reporting Person did not have any transactions in shares of the Company's Common Stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On October 25, 2007, the Reporting Person and the Company entered into the Common Stock and Warrant Purchase Agreement, pursuant to which the Reporting person agreed to purchase 2,500,000 shares of Common Stock. The consideration paid by the Reporting Person was $750,000.

Item 7.	Material to Be Filed as Exhibits

1.	Common Stock and Warrant Purchase Agreement dated October 25, 2007, among the Company and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 31, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2007	KIT FINANCIAL, INC. /s/ Michael Krupp Name: Michael Krupp Title: President